

Richard Tam

Business Owner at 10Below Ice Cream

Greater New York City Area

Connect   

10Below Ice Cream

 **Baruch College**

 **See contact info**

 223 connections

---

Experience

Business Owner

10Below Ice Cream

Jul 2015 – Present · 3 yrs 4 mos
10 Mott Street
•Manage all operations of multiple locations

Consultant

Rx Specialty Hub, LLC

Jul 2014 – Present · 4 yrs 4 mos
•Develop interactive database for medical group practices to get prior authorization for prescriptions written for patients
•Coordinate with pharmaceutical representatives to develop a user interface preferable to the client... See more

---



Accounting Intern

Anchin, Block & Anchin LLP

Feb 2014 – Oct 2014 · 9 mos
1375 Broadway NY,NY 10010
•Assemble over 1000 partnership, fiduciary, and individual income tax returns weekly using tax preparation software (Go System, Quickbooks, Proseries)
•Assist in preparation of federal and states taxes to ensure timely and accurate paper and e-filing... See more

---



Accounting Assistant

The National Arts Club

Jan 2012 – Feb 2014 · 2 yrs 2 mos
Greater New York City Area
• Prepare internal financial statements such as statement of activities and statement of cash flows for audit committee
• Process all accounts receivables into correct member accounts
• Created payroll summary and analysis of wage increases for management... See more

---

Education



Baruch College

Accounting

2010 – 2014

Skills

Team Leadership

Accounting

Microsoft Excel

